UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )

 __________________________________

 Rigel Resource Acquisition Corp
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G7573M106
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

__________________________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
⌧ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0% (2)
12.	TYPE OF REPORTING PERSON OO
(1) See Item 4 for additional information.
(2) Based on 7,129,558 Class A Ordinary Shares of Rigel Resource Acquisition Corp (the “Issuer”) outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS The Duke Endowment
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 192,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 192,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7% (1)
12.	TYPE OF REPORTING PERSON EP
(1) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 109,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 109,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5% (1)
12.	TYPE OF REPORTING PERSON EP
(1) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS Gothic Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 548,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 548,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% (1)
12.	TYPE OF REPORTING PERSON CO
(1) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS Duke University Health System, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 151,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 151,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
12.	TYPE OF REPORTING PERSON CO
(1) See Item 4 for additional information.
(2) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS Gothic HSP Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 151,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 151,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON CO
(1) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

CUSIP No. G7573M106

1.	NAMES OF REPORTING PERSONS DUMAC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,000,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.0% (2)
12.	TYPE OF REPORTING PERSON CO
(1) See Item 4 for additional information.
(2) Based on 7,129,558 Class A Ordinary Shares of the Issuer outstanding as of August 13, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 13, 2024.

Item 1(a).	Name of Issuer:
Rigel Resource Acquisition Corp (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

Item 2(a).	Name of Person Filing:
Duke University
The Duke Endowment
Employees’ Retirement Plan of Duke University
Gothic Corporation
Duke University Health System, Inc.
Gothic HSP Corporation
DUMAC, Inc.

Item 2(b).	Address of Principal Business Office:
Duke University
c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701

The Duke Endowment
c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701
Employees’ Retirement Plan of Duke University
c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701
Gothic Corporation
c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701
Duke University Health System, Inc.

c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701
Gothic HSP Corporation
c/o DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701
DUMAC, Inc.
280 S Mangum St., Suite 210
Durham, NC 27701

Item 2(c).	Citizenship:
Duke University
North Carolina
The Duke Endowment
North Carolina
Employees’ Retirement Plan of Duke University
North Carolina
Gothic Corporation
North Carolina
Duke University Health System, Inc.
North Carolina
Gothic HSP Corporation
North Carolina
DUMAC, Inc.
North Carolina

Item 2(d).	Title of Class of Securities
Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:
G7573M106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Items 5 through 9 and 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.
DUMAC, Inc. (“DUMAC”) is a North Carolina non-profit corporation. DUMAC manages the investment of endowment and other assets of Duke University, The Duke Endowment, Duke University Health System, Inc. and the Employees’ Retirement Plan of Duke University. DUMAC does not hold legal title to its clients’ assets. The members of the board of directors of DUMAC are appointed by the executive committee of the board of trustees of Duke University.
The Duke Endowment, a charitable trust, indirectly holds and beneficially owns 192,000 Class A Ordinary Shares of the Issuer through G JBD LLC, a single member limited liability company wholly owned by The Duke Endowment.
Employees’ Retirement Plan of Duke University, a non-profit defined benefit plan, indirectly holds and beneficially owns 109,000 Class A Ordinary Shares of the Issuer through G ERP LLC, a single member limited liability company wholly owned by Employees’ Retirement Plan of Duke University.
Gothic Corporation (“Gothic”), a non-profit corporation, holds assets, including Class A Ordinary Shares of the Issuer, as a charitable support corporation for Duke University.  Gothic indirectly holds and beneficially owns 548,000 Class A Ordinary Shares of the Issuer through G LTP LLC, a single member limited liability company wholly owned by Gothic.  The members of the board of directors of Gothic are appointed by the executive committee of the board of trustees of Duke University.
Gothic HSP Corporation (“Gothic HSP”), a non-profit corporation, holds assets, including Class A Ordinary Shares of the Issuer, as a charitable support corporation for Duke University Health System, Inc.  Gothic HSP indirectly holds and beneficially owns 151,000 Class A Ordinary Shares of the Issuer through G HSP LLC, a single member limited liability company wholly owned by Gothic HSP.  The members of the board of directors of Gothic HSP are appointed by the board of directors of Duke University Health System, Inc. The members of the board of directors of Duke University Health System, Inc. are appointed by the executive committee of the board of trustees of Duke University.
DUMAC exercises voting and investment discretion over the Class A Ordinary Shares indirectly held and beneficially owned by Gothic and Gothic HSP.
Each Class A Ordinary Share of the Issuer reported herein was acquired in the Issuer’s initial public offering as part of Units of the Issuer, each consisting of one Class A Ordinary Share and one-half of one redeemable warrant to purchase a Class A Ordinary Share (a “Warrant”).  Each whole Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per Class A Ordinary Share, and only whole Warrants are exercisable.  Such Warrants become exercisable 30 days after the completion of the Issuer’s initial business combination and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.  The reporting persons still hold all of the Warrants acquired as part of such Units, but such Warrants do not presently represent beneficial ownership of Class A Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.
Exhibits	Exhibit 99.1

Joint Filing Agreement, dated November 13, 2024, by and among Duke University, The Duke Endowment, Employees’ Retirement Plan of Duke University, Gothic Corporation, Duke University Health System, Inc., Gothic HSP Corporation, and DUMAC, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: November 13, 2024

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Gothic Corporation

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Duke University Health System, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.
Gothic HSP Corporation

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.
DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Rigel Resource Acquisition Corp, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 13, 2024.

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Gothic Corporation

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Duke University Health System, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.
Gothic HSP Corporation

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary